EXHIBIT 99.1



Portland General Electric
One World Trade Center
121 SW Salmon Street
Portland, Oregon 97204

News Release

FOR RELEASE
5 a.m. EDT, April 30, 2007

Media Contact:
Gail Baker
Director, Corporate Communications
Phone: 503-464-8693

Investor Contact:
Bill Valach
Director, Investor Relations
Phone: 503-464-7395

Portland General Electric reports first quarter 2007 earnings results
Reaffirms 2007 guidance

Portland, Ore. — Portland General Electric Company (NYSE: POR) today reported net income of $55 million, or $0.88 per diluted share, for the quarter ending March 31, 2007, compared to a net loss of ($6) million, or ($0.09) per diluted share, for the first quarter 2006. Results were primarily driven by improved margins from higher retail energy deliveries and the availability of the Boardman power plant. Additionally, results were positively impacted by the deferral of a portion of Boardman replacement power costs and a settlement between Portland General Electric (PGE) and certain California parties on prior wholesale energy transactions.

"We're pleased with the financial results for the first quarter," said Peggy Fowler, CEO and president of PGE, "and we remain focused on meeting our growing customer demand through strong operations, our capital investments and the execution of our Integrated Resource Plan."

First Quarter 2007 Summary

- Total retail energy deliveries for the period increased 1.6 percent to 5,100,000 MWhs in 2007 from 5,020,000 MWhs in 2006.

- Total operating revenues increased by 14 percent to $436 million from $381 million in 2006. This was primarily the result of an increase in energy deliveries, a net rate increase in January 2007, higher wholesale sales and the conversion of Regional Power Act (RPA) benefits to all cash from a combination of cash and a below-market power purchase.

- Purchased power and fuel expense decreased by $29 million due primarily to the incremental cost of replacing Boardman's generation during the plant's outage in the first quarter of 2006, as well as unrealized net losses on derivative activities in last year's first quarter. In addition, first quarter 2007 results reflect the deferral, for future rate recovery, of $20.4 million of Boardman replacement power costs and an approximate $6 million reduction in the Company's wholesale credit reserve related to the settlement with certain California parties involving wholesale energy transactions in 2000-2001. These decreases were partially offset by increases in both total system load and average variable power costs and by the termination of the RPA below-market power purchase.

- Production, distribution, administrative and other expenses increased by $7 million compared to last year's first quarter due primarily to higher employee benefit expenses and insurance costs partially offset by a reduction in repair and maintenance expenses at Boardman.

- Depreciation and amortization expense decreased $12 million from the first quarter of 2006. The decrease was primarily attributable to reductions in both depreciation rates for utility plant and in the authorized recovery of Trojan decommissioning costs, both of which became effective in January 2007 pursuant to the Public Utility Commission of Oregon (OPUC) order in PGE's general rate case.

- Other income increased $4 million due primarily to accrued interest (retroactive to January 2006) on the $26.4 million deferral of excess power costs associated with the Boardman outage and from higher allowance for equity funds used during construction.

Capital Expenditures

Capital expenditures in 2007 are estimated to be $439 million compared to actual 2006 expenditures of $371 million. Capital expenditures for 2007 consist of approximately $203 million for Phase I of the Biglow Canyon Wind Farm, $177 million for ongoing production, transmission and distribution facilities, $42 million for hydro relicensing projects and $17 million for Port Westward. Capital expenditures do not include the advanced metering infrastructure project, which the Company continues to pursue with the OPUC, or Phases II and III of the Biglow Canyon Wind Farm, which are under review.

2007 Earnings Guidance

PGE reaffirms its full-year 2007 earnings guidance of $1.90 to $2.00 per diluted share. Guidance includes approximately $0.30 per diluted share due to a $20.4 million pre-tax deferral related to the Boardman outage as well as the associated interest and Senate Bill 408 impacts.

Overview of Recent Developments

Biglow Canyon Wind Farm

On March 2, 2007, PGE filed a rate application with the OPUC seeking an increase of approximately $13 million in annual revenue requirements for full recovery of costs related to the first phase of the Biglow Canyon Wind Farm. Phase I of the project will have a capacity of 125 MW, with completion expected by December 2007 at a total cost of approximately $260 million (including AFDC). The application includes a rate increase of approximately 1 percent and proposes to maintain PGE's currently allowed ROE and equity capital structure of 10.1 percent and 50 percent, respectively. Biglow Canyon Phase I fulfills the Company's commitment to add renewable energy as outlined in PGE's last Integrated Resource Plan.

Advanced Metering Infrastructure (AMI)

On March 7, 2007, PGE filed a tariff with the OPUC seeking an increase of approximately $13 million in annual revenue requirements related to the deployment of over 800,000 new advanced meters. The AMI network would facilitate daily, two way communications between PGE and customers, and would provide improved services while achieving operational efficiencies and cost reductions. The proposed tariff would run for approximately two and a half years, coinciding with the period over which PGE deploys the meters. After the tariff period ends, the project's costs, net of savings, will be incorporated into a future general rate case. Once fully deployed, at an estimated capital cost of $130 million, the Company estimates that AMI will save approximately $16 million annually in operating expenses, providing future benefits to customers.

Port Westward

The commercial operation of the Port Westward Generating Plant, a new 400 megawatt gas-fired power plant near Clatskanie, Ore., has been delayed for additional inspections and repairs prior to final testing and acceptance by PGE. The Company does not expect its power costs to be materially affected by the delay, and the inspection and repair costs will be covered under PGE's fixed-price construction contract. PGE expects the plant to be available for commercial power generation in June, with inclusion of the associated costs and benefits to be implemented in rates at that time.

Boardman Plant Power Cost Deferral

The Boardman Power Plant was out of service for repairs from late October 2005 to July 1, 2006. On February 12, 2007, the OPUC issued an order authorizing PGE to defer for recovery $26.4 million of the $46 million requested for excess replacement power costs related to a portion of the Boardman outage. PGE recorded $6 million of the deferral in the fourth quarter of 2006 and $20.4 million, plus $3 million of accrued interest (retroactive to January 1, 2006), in the first quarter of 2007. Recovery of the deferred amounts will be determined in a future ratemaking proceeding that will include a prudency review and an earnings test.

California Receivables and Refunds

On March 12, 2007, PGE reached a settlement that resolves all issues between the Company and certain California parties relating to wholesale energy transactions in the western markets during the January 1, 2000 through June 20, 2001 time period. The settlement has been filed with the Federal Energy Regulatory Commission for its approval.

If approved, PGE currently estimates that it will receive a net cash payment from the California Power Exchange of approximately $27 million, which includes net interest on its past due receivables. PGE had previously established a reserve of $40 million related to these matters. Based upon the terms of the settlement, PGE adjusted the reserve to approximately $34 million at March 31, 2007 and recorded a pre-tax increase to income of approximately $6 million in the first quarter of 2007.

Stock Distribution

The Disputed Claims Reserve (DCR) continues to report distributions of PGE common stock to Enron creditors with allowed and settled claims. On April 2, 2007, approximately 8,050,000 shares were distributed, reducing the total shares held in the DCR to approximately 38 percent of total shares outstanding.

First Quarter 2007 Earnings Call and Webcast April 30, 2007

PGE will host a conference call with financial analysts on Monday, April 30, 2007, at 5 p.m. EDT. The conference call will be webcast live on the PGE Web site at www.PortlandGeneral.com. A replay of the call will be available beginning at 7 p.m. EDT on Monday, April 30 through Monday, May 7.

Peggy Fowler, CEO and president; Jim Piro, executive vice president, CFO and treasurer; and Bill Valach, director of investor relations will participate in the call. Management will respond to questions following formal comments.

The attached consolidated income statements, balance sheets, cash flow statements and supplemental operating statistics are an integral part of this earnings release.

# # #

About Portland General Electric Company
Portland General Electric, headquartered in Portland, Ore., is a fully integrated electric utility that serves approximately 796,000 residential, commercial and industrial customers in Oregon. Visit our Web site at www.PortlandGeneral.com.

Safe Harbor Statement
Statements in this news release that relate to future plans, objectives, expectations, performance, events and the like may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words including, but not limited to, "anticipates," "believes," "intends," "estimates," "promises," "expects," "should," "conditioned upon" and similar expressions. Investors are cautioned that any such forward-looking statements are subject to risks and uncertainties, including matters and events related to regulatory approval of the settlement with the California parties relating to wholesale energy transactions in the western markets during the January 1, 2000 through June 20, 2001 time period, final review of the deferral of excess power costs for the Boardman Plant outage; completion of the Port Westward power plant; completion and rate treatment of Phase I of the Biglow Canyon Wind Farm and the Advanced Metering Infrastructure project; changes in weather, hydroelectric, and energy market conditions, which could affect the availability and cost of fuel or purchased power; and the outcome of various legal and regulatory proceedings. As a result, actual results may differ materially from those projected in the forward-looking statements. All forward-looking statements included in this news release are based on information available to the Company on the date hereof and such statements speak only as the date hereof. The Company assumes no obligation to update any such forward-looking statement. Prospective investors should also review the risks and uncertainties listed in the Company's most recent Annual Report on Form 10-K and the Company's reports on Forms 8-K and 10-Q filed with the United States Securities and Exchange Commission, including Management's Discussion and Analysis of Financial Condition and Results of Operations and the risks described therein from time to time.

POR-F
Source: Portland General Electric Company

Portland General Electric Company and Subsidiaries
Condensed Consolidated Statements of Income

	Three Months Ended March 31,	
	2007	**2006**
	(In Millions, Except per Share Amounts)	
Operating Revenues	$ 436	$ 381
Operating Expenses		
Purchased power and fuel	203	232
Production and distribution	32	36
Administrative and other	45	34
Depreciation and amortization	45	57
Taxes other than income taxes	21	20
Income taxes	26	(4)
	372	375
Net Operating Income	64	6
Other Income (Deductions)		
Allowance for equity funds used during construction	5	3
Miscellaneous	4	-
Income taxes	(1)	1
	8	4
Interest Charges		
Interest on long-term debt and other	17	16
Net Income (Loss)	$ 55	$ (6)
Common Stock:		
Weighted-average shares outstanding (thousands), Basic	62,505	62,500
Weighted-average shares outstanding (thousands), Diluted	62,525	62,500
Earnings (loss) per share, Basic and Diluted	$ 0.88	$ (0.09)
Dividends declared per share	$ 0.225	$ *

* Not meaningful as the Company was a wholly-owned subsidiary of Enron.

Portland General Electric Company and Subsidiaries
Condensed Consolidated Balance Sheets

	March 31, 2007	December 31, 2006
	(In Millions)	
Assets		
Electric Utility Plant - Original Cost		
Utility plant (includes construction work in progress of $421 and $412)	$ 4,650	$ 4,582
Accumulated depreciation	(1,887)	(1,864)
	2,763	2,718
Other Property and Investments		
Nuclear decommissioning trust, at market value	43	42
Non-qualified benefit plan trust	70	70
Miscellaneous	27	26
	140	138
Current Assets		
Cash and cash equivalents	5	12
Accounts and notes receivable (less allowance for uncollectible accounts of $39 and $45)	206	177
Unbilled revenues	60	88
Assets from price risk management activities	92	93
Inventories, at average cost	62	64
Margin deposits	8	46
Prepayments and other	41	25
Deferred income taxes	7	22
	481	527
Deferred Charges		
Regulatory assets	342	351
Miscellaneous	33	33
	375	384
	$ 3,759	$ 3,767
Capitalization and Liabilities		
Capitalization		
Common stock equity:		
Common stock, no par value, 80,000,000 shares authorized; 62,507,396 and 62,504,767 shares outstanding at March 31, 2007 and December 31, 2006, respectively	$ 643	$ 643
Retained earnings	628	587
Accumulated other comprehensive income (loss):		
Pension and other post-retirement plans	(6)	(6)
Long-term debt	943	937
	2,208	2,161
Current Liabilities		
Long-term debt due within one year	66	66
Short-term borrowings	29	81
Accounts payable and other accruals	208	212
Liabilities from price risk management activities	116	155
Customer deposits	5	5
Accrued interest	19	15
Accrued taxes	40	14
Dividends payable	14	14
	497	562
Other		
Deferred income taxes	247	251
Deferred investment tax credits	6	7
Trojan asset retirement obligation	111	108
Accumulated asset retirement obligation	26	26
Regulatory liabilities:		
Accumulated asset retirement removal costs	423	411
Other	107	112
Non-qualified benefit plan liabilities	86	84
Miscellaneous	48	45
	1,054	1,044
	$ 3,759	$ 3,767

Portland General Electric Company and Subsidiaries
Condensed Consolidated Statements of Cash Flows

	Three Months Ended March 31,	
	2007	2006
	(In Millions)	
Cash Flows From Operating Activities:		
Reconciliation of net income (loss) to net cash provided by (used in) operating activities		
Net income (loss)	$ 55	$ (6)
Non-cash items included in net income:		
Depreciation and amortization	45	57
Deferred income taxes	5	(21)
Net assets from price risk management activities	(41)	79
Power cost deferral	(23)	-
Regulatory deferrals - price risk management activities	41	(58)
Other non-cash income and expenses (net)	(10)	7
Changes in working capital:		
Net margin deposit activity	38	(46)
(Increase) Decrease in receivables	(1)	46
Increase (Decrease) in payables	23	(66)
Other working capital items - net	(14)	(18)
Other - net	4	6
Net Cash Provided by (Used in) Operating Activities	122	(20)
Cash Flows From Investing Activities:		
Capital expenditures	(67)	(130)
Purchases of nuclear decommissioning trust securities	(7)	(11)
Sales of nuclear decommissioning trust securities	6	5
Other - net	(1)	7
Net Cash Used in Investing Activities	(69)	(129)
Cash Flows From Financing Activities:		
Short-term borrowings (repayments) - net	(52)	43
Repayment of long-term debt	-	(3)
Issuance of long-term debt	6	-
Dividends paid	(14)	-
Net Cash Provided by (Used in) Financing Activities	(60)	40
Decrease in Cash and Cash Equivalents	(7)	(109)
Cash and Cash Equivalents, Beginning of Period	12	122
Cash and Cash Equivalents, End of Period	$ 5	$ 13
Supplemental disclosures of cash flow information		
Cash paid during the period:		
Interest, net of amounts capitalized	$ 10	$ 17
Income taxes	-	24
Non-cash activities:		
Accrued capital additions	23	14
Common stock dividends declared but not paid	14	-

Portland General Electric Company and Subsidiaries
Supplemental Operating Statistics

	Three Months Ended March 31,	
	2007	2006
Operating revenues (millions)		
Retail sales		
Residential	$ 192	$ 181
Commercial	139	130
Industrial	37	48
Total retail sales	368	359
Direct access customers		
Commercial	-	(1)
Industrial	(3)	(2)
Tariff revenues	365	356
Regional Power Act credits	26	(1)
Provision for collection - SB 408	1	-
Accrued revenues	1	-
Total retail revenues	393	355
Wholesale revenues	37	24
Other operating revenues	6	2
Total Operating Revenues	$ 436	$ 381
Energy sold and delivered - MWhs (thousands)		
Retail energy sales		
Residential	2,270	2,212
Commercial	1,746	1,737
Industrial	578	824
Total retail energy sales	4,594	4,773
Delivered to direct access customers		
Commercial	112	101
Industrial	394	146
Total retail energy deliveries	5,100	5,020
Wholesale sales	1,023	612
Total energy sold and delivered	6,123	5,632
Customers - end of period		
Residential	699,845	689,604
Commercial	96,317	94,659
Industrial	261	258
Total retail customers	796,423	784,521